ANADIGICS, INC.

September 10, 2015

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Department of Corporation Finance

Washington D.C. 20549

Attention: Ms. Amanda Ravitz

Re:	ANADIGICS, Inc.
Registration Statement on Form S-3
File No. 333-206590

Ladies and Gentlemen:

ANADIGICS, Inc. (the “Company”) hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. (EDT) on September 11, 2015, or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact W. Raymond Felton of Greenbaum, Rowe, Smith & Davis LLP with any questions or comments at (732) 476-2670. Thank you for your assistance with this filing.

ANADIGICS, Inc.

By:	/s/ Terrence G. Gallagher
Terrence G. Gallagher
Executive Vice President and
Chief Financial Officer

cc: W. Raymond Felton